TEVA EXPANDS CNS SPECIALTY BUSINESS WITH
ACQUISITION OF NUPATHE

Jerusalem, January 21, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that it has entered into a definitive agreement under which Teva will acquire NuPathe Inc. (Nasdaq: PATH) for $3.65 per share in cash, or approximately $144 million. In addition to the upfront cash payment, NuPathe shareholders will receive rights to receive additional cash payments of up to $3.15 per share if specified net sales of NuPathe’s migraine treatment, ZECUITY®, are achieved over time.

ZECUITY is the first and only prescription migraine patch approved by the FDA for the acute treatment of migraine with or without aura in adults. ZECUITY is a disposable, single-use, iontophoretic transdermal patch that actively delivers sumatriptan, the most widely prescribed migraine medication, through the skin. ZECUITY provides relief of both migraine headache pain and migraine-related nausea . ZECUITY was approved based upon an extensive development program with phase 3 trials that included 793 patients using nearly 10,000 ZECUITY patches. In these trials, ZECUITY demonstrated a favorable safety profile and was effective at relieving migraine headache pain and migraine-related nausea two hours after patch activation.

With the addition of NuPathe’s ZECUITY, Teva is expanding its portfolio of medicines that treat conditions affecting the central nervous system (CNS). Teva will now have access to NuPathe’s proprietary technology including its transdermal delivery system for patients.

“We believe that ZECUITY is a great fit within our existing U.S. CNS Business Unit, with near-term sales and significant commercial potential” stated Mike Derkacz, Vice President and General Manager, Teva CNS. “ZECUITY enables rapid transdermal delivery of sumatriptan and bypasses the GI tract to avoid issues with oral intake, addressing an important, unmet patient need, especially for those with migraine-related nausea. At Teva, we will leverage our unique Shared Solutions infrastructure to support patient utilization of this important new medicine for migraine sufferers.”

Under the terms of the agreement, an affiliate of Teva will promptly commence a tender offer to acquire all outstanding shares of NuPathe’s common stock for $3.65 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share if specified net sales thresholds for NuPathe’s ZECUITY are achieved. The contingent cash consideration payments, which will not be publicly traded, are as follows:

•	$2.15 per share in cash payable upon net sales of ZECUITY of at least $100 million in any four consecutive calendar quarters, on or prior to the ninth anniversary of the date of the first commercial sale of ZECUITY; and

•	$1.00 per share in cash payable upon net sales of ZECUITY of at least $300 million in any four consecutive calendar quarters, on or prior to the ninth anniversary of the date of the first commercial sale of ZECUITY.

The affiliate of Teva that consummates the tender offer will enter into a separate Contingent Cash Consideration Agreement with American Stock Transfer & Trust Company. The stockholders of NuPathe will be third party beneficiaries under this agreement. Pursuant to the terms of the Contingent Cash Consideration Agreement, Teva will guarantee the obligations of its affiliate to make the payments.

Following the successful completion of the tender offer, Teva will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and with the obligation to make the same contingent cash consideration payments as to stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding NuPathe shares on a fully diluted basis, the expiration or termination of any applicable waiting periods under applicable competition laws, and other customary conditions. The board of directors of NuPathe unanimously approved the transaction.

The transaction is expected to be completed in February 2014.

About ZECUITY
ZECUITY is indicated for the acute treatment of migraine with or without aura in adults. ZECUITY is a single-use, iontophoretic patch applied to the upper arm or thigh during a migraine. Following application and with a press of a button, ZECUITY initiates transdermal delivery (through the skin), bypassing the gastrointestinal tract. Throughout the four-hour dosing period, the microprocessor within ZECUITY continuously monitors skin resistance and adjusts drug delivery accordingly to ensure delivery of 6.5 mg of sumatriptan, the most widely prescribed migraine medication, with minimal patient-to-patient variability. ZECUITY is a registered trademark of NuPathe Inc.

Important Safety Information
Patients should not take ZECUITY if they have heart disease, a history of heart disease or stroke, peripheral vascular disease (narrowing of blood vessels to your legs, arms, stomach or kidney), transient ischemic attack (TIA) or problems with blood circulation, uncontrolled blood pressure, migraines that cause temporary paralysis on one side of the body or basilar migraine, Wolff-Parkinson-White syndrome or other disturbances of heart rhythm. Very rarely, certain people, even some without heart disease, have had serious heart-related problems after taking triptans like ZECUITY.

Patients should not use ZECUITY if they have taken other migraine medications such as ergotamine medications or other triptans in the last 24 hours or if they have taken monoamine oxidase-A (MAO-A) inhibitors within the last 2 weeks.

Patients should not use ZECUITY during magnetic resonance imaging (MRI).

Patients should not use ZECUITY if they have an allergy to sumatriptan or components of ZECUITY or if they have had allergic contact dermatitis (ACD) following use of ZECUITY. If patients develop ACD, they should talk to their healthcare provider before using sumatriptan in another form.

ZECUITY, like other triptans, may be associated with a potentially life-threatening condition called serotonin syndrome, mainly when used together with certain types of antidepressants including serotonin reuptake inhibitors (SSRIs) or serotonin norepinephrine reuptake inhibitors (SNRIs).

Patients should tell their healthcare provider before using ZECUITY if they have heart disease or a family history of heart disease, stroke, high cholesterol or diabetes; have gone through menopause; are a smoker; have had epilepsy or seizures or if they are pregnant, nursing or thinking about becoming pregnant.

The most common side effects of ZECUITY are application site pain, tingling, itching, warmth and discomfort. Most patients experience some skin redness after removing ZECUITY. This redness typically goes away in 24 hours.

Go to www.zecuity.com for Full Prescribing Information, Patient Information and Instructions for Use.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: The following presentation contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions and license products, our ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program, uncertainties relating to the replacement of and transition to a new President & Chief Executive Officer, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our settlement agreements with brand companies and liabilities arising from class action litigation and other third-party claims relating to such agreements, potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices ,particularly for our specialty medicines (and our ongoing FCPA investigations and related matters), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines, adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

About the Tender Offer

THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NUPATHE .

At the time the offer is commenced, an affiliate of Teva will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and NuPathe will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of NuPathe at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

NUPATHE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER

Additional Information and Where to Find It

In addition to the Solicitation/Recommendation Statement, NuPathe files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NuPathe at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. NuPathe’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

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